

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via E-Mail
Allen Shayanfekr
Principal
Sharestates, LLC
11 Middle Neck Road, Suite 400A
Great Neck, NY 11021

>   **Re: Sharestates I, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed December 9, 2013**
>   **File No. 024-10373**

Dear Mr. Shayanfekr:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

Item 1. Significant Parties, page 2

1.   Please revise to include the four principals of Sharestates, LLC as significant parties.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

2.   Please revise to include an analysis of how you determined the amount of Class A Membership Units to be issued to Sharestates, LLC. Refer to Item 5(a)(3) of Form 1-A.

3.   Please specifically state the Securities Act exemption upon which you relied in issuing the Class A Membership Units. Refer to Item 5(c) of Form 1-A. Note that even though the units were issued as compensation, an exemption or registration is still required under the Securities Act.

Part II Offering Circular

Cover Page

4.   Please include a statement that you have a right of repurchase and briefly describe the circumstances under which you may repurchase.

Offering Circular Summary, page 8

5.   We note that you are a party to an agreement to fund the development of the Property. Please tell us whether you have an irrevocable right to develop the Property. If not, please discuss how offering proceeds will be used in the event the Property is not developed.

6.   We note that you may outsource certain management responsibilities to Lenox Platinum LLC and that Lenox Platinum acquired the property in 2007. Please revise to describe your relationship with Lenox Platinum, identify the principals of Lenox Platinum and explain what you mean by the statement that you are a 40% parent in the development of the property and you expect to yield a certain amount in net profits. We may have further comment.

Risk Factors, page 13

7.   We note that the preamble to the Risk Factors section states that a number of risks are set forth in this section. Please revise to clarify that the risks are those that you consider to be the most substantial to an investor in this offering.

Description of the Company's Business, page 24

8.   Please provide us provide us support for all quantitative and qualitative business and industry data used in the offering statement. Clearly mark the specific language in the supporting materials that supports each statement. In addition, please provide us with copies of any study or report that you cite or on which you rely, including the analysis prepared by Corcoran Real Estate Group referenced on page 28. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement. The requested information should be filed as EDGAR correspondence, or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. We may have further comment.

Key Financial Projections, page 25

9.   We note you have included projections for certain items including sales price per unit and total profit. Please explain to us how you determined it would be appropriate to include this information in your document, including the reasonable basis for your projections. To the extent you are able to conclude you have a reasonable basis for your projections, please revise your disclosure to briefly describe the basis for your projections, including both your projected expenses and projected revenues. Please revise to highlight that such amounts are only projections and there is no guarantee that you will ever achieve any revenue or profit.

10.   We note that some of the discussion in this section appears promotional, rather than factual, such as your assertion on page 25 that the Property makes an excellent space for a luxury condominium development and the biography for Marco Auteri on page 28. Please revise the offering circular to remove such promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. In addition, please clarify the role of Marco Auteri and Corcoran Real Estate Group in the development of the property and their relationship to you. Please revise to quantify any fees to be paid to Marco Auteri and Corcoran Real Estate Group.

11.   Please revise to provide more detail regarding your plan of operation for the next twelve months, including whether you believe the proceeds from this offering will satisfy your cash requirements or whether it will be necessary to raise additional funds. In addition, please revise to provide a timeline or dates for expected milestones in connection with the development of the property.

12.   Please include disclosure of some balancing property risks following the key property strengths on page 25.

The Parent Company, page 31

13.   Please provide the estimated fees in dollars based on the estimated amounts of the sale, development, and leasing of the property, and asset management.

Management, page 40

14.   Please disclose the amount of time each of the principals plans to devote to Sharestates I, LLC.

Description of Units and Summary of the Operating Agreement, page 44

15.   Please revise to clarify whether your general right to repurchase requires that you repurchase all the units or whether you can select units for repurchase in your discretion. Also, please disclose the amount at which you may repurchase units in the event you elect to exercise your right of repurchase, or alternatively describe in more detail how you would determine the amount at which you would repurchase units.

16.   Please expand your disclosure to discuss under what circumstances you may choose to exercise personal conduct repurchase rights.

Signatures

17.   Please identify who is signing in their capacity as chief executive officer and chief financial officer of the company. Please see Instruction 1 to the Signatures section of Form 1-A.

Financial Statements

General

18.   We note that Sharestates I, LLC is a limited liability company, and that Sharestates, LLC is the managing member. Please tell us why you have not included the balance sheet of Sharestates, LLC. For reference, please see related guidance on limited partnerships in Part F/S of Form 1-A.

19.   Please revise your financial statements and notes thereto in an amended filing to address the heading requirements for development stage companies as well as the other requirements under Topic 915 of the Accounting Standards Codification.

20.   We note that you have disclosed in Note 1 Organization that the parent company loaned $150 to you. Please advise why you have recorded equity in the same amount on your balance sheet if this was a loan and why you have recorded the amount as contributed equity on the statement of cash flows if this was a loan. Finally, please tell us how cash on your statement of cash flows as of December 2, 2013 reconciles to cash on your balance sheet.

21.   Please confirm for us that the company is not required to have audited financial statements prepared for any other purpose.

Report of Lipton & Associates LLP

22.   We note that your report has a date at the top which does not match the date at the bottom of your report. Please have your auditors provide a revised review report in an amended

filing on Form 1-A which is correctly dated and updated to match the indication in your financial statements that your business is a development stage company.

Exhibit 11

23.   Please resubmit the legal opinion with a recent date included. We note that the legal opinion is currently not dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel